353

SECURIT 06003858 N

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NK 3/9

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 48360

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Legacy Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2090 Marina Ave.
(No. and Street)

Petaluma	CA	94955-6030
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jean Ferretti (800) 496-4330
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Burr, Pilger & Mayer LLP
(Name – *if individual, state last, first, middle name*)

600 California St., Ste. 1300	San Francisco	CA	94108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Larry Qvistgaard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Legacy Financial Services, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

State of California

County of Sonoma

[signature]
Signature

VP, CCO
Title

[signature]
Notary Public

Subscribed and sworn to (or affirmed) before me this 22nd day of February, 2006 by Larry L. Qvistgaard

STEPHEN H. FRANCIS
Commission # 1401078
Notary Public - California
Sonoma County
My Comm. Expires Feb 17, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Legacy Financial Services, Inc.

Financial Statements and Supplemental Schedules

December 31, 2005

LEGACY FINANCIAL SERVICES, INC.

CONTENTS

BPM®
BURR, PILGER & MAYER LLP
Accounting ■ Consulting ■ Wealth Management

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholder of
Legacy Financial Services, Inc.

We have audited the accompanying statement of financial condition of Legacy Financial Services, Inc. as of December 31, 2005 and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Legacy Financial Services, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Burr, Pilger & Mayer LLP

San Francisco, California
February 13, 2006

600 CALIFORNIA STREET, SUITE 1300 ■ SAN FRANCISCO, CA 94108 ■ TEL: 415 421-5757 ■ FAX: 415 288-6288 ■ WWW.BPMLLP.COM

LEGACY FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2005

ASSETS

Cash and cash equivalents	$ 1,107,626
Commissions receivable	423,682
Prepaid expenses	43,606
Due from affiliates	20,620
Deposits and other assets	35,586
Total assets	$ 1,631,119

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:	
Commissions payable	$ 583,895
Accounts payable and accrued liabilities	75,929
Accrued compensation	129,998
Due to affiliates	85,225
Total liabilities	875,047
Commitments (Note 3)	
Shareholder's equity:	
Common stock, no par value, 1,000 shares authorized, issued, and outstanding	50,000
Additional paid-in capital	4,562,965
Accumulated deficit	(3,856,893)
Total shareholder's equity	756,072
Total liabilities and shareholder's equity	$ 1,631,119

The accompanying notes are an integral
part of these financial statements.

LEGACY FINANCIAL SERVICES, INC.

STATEMENT OF OPERATIONS

for the year ended December 31, 2005

Income:	
Commission revenue	$ 14,732,307
Other	1,184,398
Total income	15,916,705
Expenses:	
Commission expense	12,379,068
Compensation and benefits	1,418,272
Occupancy	535,592
Management fees	151,248
Errors and omissions insurance	533,982
General and administrative	660,825
Other	291,654
Total expenses	15,970,641
Net loss before tax provision	(53,936)
Income tax provision	25,635
Net loss	$ (79,571)

The accompanying notes are an integral part of these financial statements.

LEGACY FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
for the year ended December 31, 2005

	Number of Shares Out-standing	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, January 1, 2005	1,000	$ 50,000	$ 4,212,965	$ (3,777,322)	$ 485,643
Contribution from shareholder	-	-	350,000	-	350,000
Net loss	-	-	-	(79,571)	(79,571)
Balance December 31, 2005	1,000	$ 50,000	$ 4,562,965	$ (3,856,893)	$ 756,072

The accompanying notes are an integral part of these financial statements.

Legacy Financial Services, Inc.

Statement of Cash Flows

for the year ended December 31, 2005

Cash flows from operating activities:	
Net loss	$ (79,571)
Adjustments to reconcile net loss to net cash used in operating activities–changes in operating assets and liabilities:	
Commissions receivable	106,484
Prepaid expenses	(8,394)
Deferred tax assets	29,583
Deposits and other assets	14,431
Commissions payable	256,728
Accounts payable and accrued liabilities	(113,770)
Accrued compensation	15,861
Due from affiliates, net	79,310
Net cash provided by operating activities	380,233
Cash flows from financing activities–contribution from shareholder	350,000
Net increase in cash	650,662
Cash and cash equivalents, beginning of year	456,964
Cash and cash equivalents, end of year	$ 1,107,626
Supplemental disclosure of cash flow information–cash received from Parent for tax benefits	$ 85,821

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Legacy Financial Services, Inc. (the Company or LFS), a wholly-owned subsidiary of Regan Holding Corp. (the Parent), is a registered broker-dealer with the United States Securities and Exchange Commission (the SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD), the Municipal Securities Regulatory Board, and the Securities Investor Protection Corporation. As a registered broker-dealer, the Company will primarily engage in the offer and sale of variable life and annuity products, mutual funds and certain equity securities to the clients of its registered representatives (the Representatives), most of whom are not employees of the Company.

2. Summary of Significant Accounting Policies

Basis of Accounting

These financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and require management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ materially from those estimates.

Recognition of Commission Revenue and Expense

Commission revenue and expense from customer securities transactions are recorded on the trade date.

Other Income

Other income primarily consists of reimbursements from the Representatives for errors and omissions insurance.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and in banks and short-term investments with an original maturity of 90 days or less at the date of purchase. Their carrying amount approximates market value.

Income Taxes

The Company's operations are included in the consolidated federal income tax return of the Parent. In accordance with a tax sharing agreement with the Parent, a receivable or payable is recorded for the federal tax benefit or liability resulting from the Company's operations. The Company files tax returns in several states and its tax provision is determined on the basis of those returns, or if a combined state return is filed, the tax provision is determined on a separate company tax basis. Pursuant to the agreement, the Company receives payment from the Parent for net operating losses, net capital losses and other tax credits to the extent the benefit is deemed utilizable by the Parent. LFS uses the liability method for calculating deferred income taxes wherein deferred tax assets and liabilities are recorded based upon the difference between the financial statement and tax bases of assets and liabilities and enacted tax regulations. Deferred tax assets and liabilities are measured using currently enacted tax rates.

Continued

2. **Summary of Significant Accounting Policies**, continued

Stock Based Compensation

The Company issues options in the stock of its Parent. The Company accounts for options issued to employees using the intrinsic value method in accordance with APB No. 25 and related interpretations. No compensation expense for options issued to employees has been recognized.

The following table illustrates the effect on net loss if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123, *Accounting for Stock-Based Compensation*, to stock-based employee compensation.

Net loss as reported	$ (79,571)
Deduct total stock-based employee compensation expense determined under the fair value method for all awards, net of related tax effects	(8,361)
Pro forma net loss	$ (87,932)

The estimated fair value of the employee options was determined using the minimum value method with the following assumptions:

Risk-free interest rates	4.43%
Volatility	0%
Dividend yield	none
Expected life	4 years

3. **Commitments and Contingencies**

The Company leases space in a building in Petaluma, California, that was previously owned by the Parent. On November 17, 2005, the Parent entered into an amended and restated sale/leaseback agreement for the building. The original lease was for fifteen years beginning during 2002 with a monthly rent of $15,000 plus certain costs. Subsequent to the sale/leaseback of the building, rents continue to be due to the Parent on or before the first day of each month. Rent expense of $182,160 was recorded in 2005 under this lease agreement.

For fiscal years ending after December 31, 2005, the approximate future minimum rental commitments under the noncancelable operating lease are as follows:

Year ending December 31:	
2006	$ 180,000
2007	180,000
2008	180,000
2009	180,000
2010	180,000
Thereafter	1,170,000
Total minimum lease payments	$2,070,000

Continued

3. **Commitments and Contingencies**, continued

The Company has agreed to indemnify its clearing broker-dealer for credit losses that the clearing broker-dealer may sustain from the customer accounts introduced by the Company. In the event customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers obligations. Subsequent to the balance sheet date, all unsettled trades at December 31, 2005 settled with no resulting liability to the Company.

The Company clears all of its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2005, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

The Company is subject to legal proceedings and claims that have arisen in the ordinary course of business. Management is not aware of any other material asserted or unasserted litigation that required accrual that existed at December 31, 2005.

4. **Shareholder's Equity**

The Company has incurred cumulative losses since its inception in 1995. The Parent has committed to make sufficient contributions to support the Company's operations through February 2006.

5. **Related Party Transactions**

Management Agreement

The Company has an agreement (the Management Agreement) with Legacy Marketing Group (LMG), another wholly owned subsidiary of the Parent. Pursuant to the Management Agreement, the Company utilizes for its operations certain executive, finance, data processing and other personnel employed by LMG. As consideration for these services, the Company compensates LMG each month based on estimated usage (the Management Fee). Each party has the right to terminate the Management Agreement without cause upon notice of at least 30 days. Management Fees of $151,248 are included in the accompanying statement of operations for the year ended December 31, 2005.

Continued

5. **Related Party Transactions**, continued

Facilities Agreement

The Company has an agreement (the Facilities Agreement) with the Parent whereby the Company is granted use of the Parent's office furniture and office equipment. As consideration for the use of these facilities, the Company compensates the Parent at a variable rate per month based on the Parent's actual expense (the Facilities Fee). Such amounts are payable at the beginning of each month, according to the Parent's related expenses incurred in the prior month. Each party has the right to terminate the Facilities Agreement without cause upon notice of at least 30 days. Facilities Fees of $124,673 are included in the accompanying statement of operations for the year ended December 31, 2005.

Due to/from Affiliates

Pursuant to the Company's tax sharing agreement with the Parent (see Notes 2 and 10), the Company had a payable to the Parent at December 31, 2005. In addition, the Company pays direct expenses on behalf of affiliated entities, Legacy Advisory Service (LAS) and Values Financial Network (VFN), for which it is reimbursed. As a result of these transactions and the management and facilities agreements the Company has the following balances due to and from affiliates.

Amounts due from affiliates at December 31, 2005 consist of the following:

Due from LAS	$20,620

Amounts due to affiliates at December 31, 2005 consist of the following:

Due to LMG	$11,747
Due to Parent	73,478
	$85,225

6. **Stock Option Plans**

The Company currently participates in two stock-based compensation plans sponsored by the Parent, the Regan Holding Corp. Producer Stock Option and Award Plan (the Representative Option Plan) and the Regan Holding Corp. 1998 Stock Option Plan (the Employee Option Plan).

Under the Representative Option Plan, the Parent may grant to LMG's producers and the Company's Representatives nonqualified stock options to purchase the Parent's common stock. 9,500,000 shares have been reserved for grant under the Representative Option Plan. The Parent granted no options to The Representatives of the Company during the year ended December 31, 2005.

Under the Employee Option Plan, the Parent may grant to employees and directors of the Company incentive stock options and nonqualified options to purchase the Parent's common stock. 5,500,000 shares have been reserved for grant under the Employee Option Plan. The employee options generally vest over four or five years and expire in ten years. The Parent granted 25,500 to employees of the Company during the year ended December 31, 2005.

Continued

6. **Stock Option Plans**, continued

Stock option activity was as follows:

	Shares	Total Weighted Average Exercise Price
Outstanding at December 31, 2004	394,100	$1.39
Granted	25,500	$0.84
Exercised	-	-
Forfeited	9,100	$1.39
Outstanding at December 31, 2005	410,500	$1.36
Exercisable at December 31, 2005	357,650	$1.31

The following table summarizes information about stock options outstanding at December 31, 2005 under both plans:

Range of Exercise Prices	Outstanding Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Exercisable Shares	Weighted Average Exercise Price
$0.73-$0.84	84,000	4.38	$0.76	84,000	$0.76
$1.27-$1.39	91,700	3.01	$1.27	91,700	$1.27
$1.53-$1.61	130,800	4.18	$1.54	130,800	$1.54
$1.65-$1.69	104,000	6.83	$1.69	51,150	$1.69

7. **Defined Contribution Plan**

All employees of the Company are eligible to participate in a qualified defined contribution 401(k) plan (the Plan), which is sponsored by the Parent. The Plan allows employees to defer, on a pre-tax basis, up to 70% of their compensation as contributions to the Plan, subject to certain limitations as set forth in the Internal Revenue Code. The Company matches 50% of an employee's contribution, up to a maximum of 6% of the employee's annual compensation. Expenses incurred by the Company related to the Plan during the year ended December 31, 2005 were $6,132.

8. **Producer Compensation Deferral Plan**

During the year ended December 31, 2005, $261,675 in commissions were deferred by the Representatives under the Regan Holding Corp. The Producer Commission Deferral Plan is a nonqualified tax deferral plan sponsored by the Parent. The Representatives may defer, based upon their election, up to 50% of their commissions earned. This amount, as well as matching contributions for 2004 in the amount of $3,837, has been paid to LMG by the Company in the year ended December 31, 2005. LMG invests the amounts paid by the Company and bears any administrative expenses. All market risk relating to the plan is borne by the Representatives.

Continued

9. **Regulatory Requirements**

The Company is subject to the SEC Uniform Net Capital Rule, Rule 15c3-1, which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, both as defined in rule 15c3-1. In addition, the ratio of aggregate indebtedness to net capital may not exceed 15 to 1. At December 31, 2005, the Company had net capital of $569,389, which was $510,818 in excess of its required net capital of $58,571. The Company's ratio of aggregate indebtedness to net capital was 1.54 to 1.

10. **Income Taxes**

The provision for (benefit from) federal and state income taxes at December 31, 2005 consists of amounts currently receivable and amounts deferred, which are shown below:

Current tax provision (benefit):	
Federal	$ (4,846)
State	898
Total current	(3,948)
Deferred tax provision:	
Federal	23,199
State	6,384
Total deferred	29,583
Total income tax provision	$ 25,635

The deferred tax balance at December 31, 2005 consists of the following:

Noncash stock based compensation	$ 6,476
Vacation accrual	17,136
	23,612
Valuation allowance	(23,612)
Net deferred tax asset	-

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of deferred tax assets will, or will not, be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income and the ability of the parent to utilize future tax benefits of LFS during the periods in which temporary differences become deductible. Due to the uncertainty of realizing the benefits attributable to the deferred tax assets, the Company has recorded a full valuation allowance against the net deferred tax assets. The valuation allowance increased $23,612 for the year ended December 31, 2005.

The Company's effective tax rate differs from the federal statutory rate 34%, primarily due to state taxes and the full valuation allowance.

At December 31, 2005, a payable to the Parent of $73,470 included in due to affiliates represents payments received in excess of tax benefits earned.

Continued

11. Concentrations of Risk

Cash

All cash and cash equivalents at December 31, 2005 are held by a single financial institution, which exceeds existing federal deposit insurance limits.

Revenues

During 2005, sales of one Sponsor's products comprised approximately 10% of the Company's total revenues.

SUPPLEMENTARY INFORMATION

LEGACY FINANCIAL SERVICES, INC.

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission

as of December 31, 2005

Net capital

Stockholders' equity (from statement of financial condition)	$756,072
Deductions and/or charges–nonallowable assets:	
Prepaid expenses	43,606
Due from affiliate	20,620
Receivables from brokers or dealers	95,871
Total nonallowable assets	160,097
Net capital before haircuts on securities position	
Haircuts	26,586
Net capital	$569,389
Aggregate indebtedness	$878,561
Computation of net capital requirement:	
Net capital requirements (6.67% of aggregate indebtedness)	$ 58,571 (A)
Minimum dollar net capital requirement	$ 5,000 (B)
Net capital requirement [greater of (A) or (B)]	$ 58,571
Excess net capital (net capital, less net capital requirement)	$510,818
Ratio: aggregate indebtedness to net capital	1.54

There are no material differences between the above Computation of Net Capital under Rule 15c3-1 and that filed with the Company's unaudited December 31, 2005 FOCUS Report, as amended.

LEGACY FINANCIAL SERVICES, INC.

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

as of December 31, 2005

The Company has complied with the exemption provisions of Rule 15c3-3 under subparagraph (k)(2)(ii).

ADDITIONAL REPORT

SUPPLEMENTARY REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-.5

To the Board of Directors and Shareholder of
Legacy Financial Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Legacy Financial Services, Inc. (the Company) for the year ended December 31, 2005, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in SEC Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 1503-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

600 CALIFORNIA STREET, SUITE 1300 ■ SAN FRANCISCO, CA 94108 ■ TEL: 415 421-5757 ■ FAX: 415 288-6288 ■ WWW.BPMLLP.COM

To the Board of Directors and Shareholder of
Legacy Financial Services, Inc.
Page 2

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, shareholder, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Burr, Pilger & Mayer LLP

San Francisco, California
February 13, 2006